

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 28, 2017

<u>Via E-Mail</u>
Scott W. Absher
Chief Executive Officer
1 Venture, Suite 150
Irvine, CA 92618

> **Re: ShiftPixy, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed April 3, 2017**
> **File No. 024-10557**

Dear Mr. Absher:

We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. We note your disclosure on the cover page of the offering circular that the price per share of your common stock will be between $6.00 and $8.00. We also note your disclosure on page 25 that you "anticipate entering into an underwriting agreement with the Underwriters setting forth the definitive terms and conditions of the sale of the Offered Shares at or immediately prior to the time and date of pricing, which will immediately follow the time and date on which the SEC approves the post-qualification amendment to the Offering Statement…." Please provide additional disclosure regarding how you and the underwriters propose to set the price per share. Please advise us as to how and when you will inform investors of the price per share at which they are subscribing. Please also advise us of any withdrawal rights that you will provide investors prior to the time and date of pricing.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael T. Williams, Esq. (Via E-Mail)
        Williams Securities Law Firm, P.A.